EXHIBIT 20

                 COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                         ROHM AND HAAS COMPANY
                          SECOND QUARTER '95

                           ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                            1995    1994   Change        1995    1994   Change
                           -----------------------      -----------------------
Net sales                  $1,042  $ 944     10         $2,027  $1,800    13
Net earnings                   87     95     (8)           166     162     2
Net earnings per
   common share            $ 1.26  $1.37     (8)        $ 2.39  $ 2.33     3
-------------------------------------------------------------------------------

SALES BY BUSINESS GROUP
Millions of Dollars

           Polymers, Resins and Monomers $480
                Agricultural Chemicals $142
                      Plastics $182
                            Performance Chemicals $238

                        ID: GRAPHIC (PIE CHART)

SALES BY CUSTOMER LOCATION
Millions of Dollars

            North America $558
                Latin America $61
                      Europe $274
                            Pacific $149

                        ID: GRAPHIC (PIE CHART)

                            CHAIRMAN'S LETTER

Sales topped $1 billion for the first time in the second quarter, up 10 percent from a year ago. Volume shipments were down 3 percent, with most of the decreases occurring in North American businesses. Earnings were $87 million, a decline of 8 percent from the second quarter of 1994.

A slowdown in the U.S. economy, higher manufacturing costs and costs associated with monomer production problems at our plant in Houston, Texas, contributed to lower earnings for the quarter. Business in Europe and the Pacific continued to be strong, with sales up 23 percent combined for those regions.

The most telling statistic for the first six months of the year is that our gross profit margin has declined, from 37 percent in 1994 to 34 percent for the same period this year. Most of the decline is the result of higher raw material prices -- up 28 percent over last year. Average selling prices are up just 3 percent during that same period. We will be working throughout the rest of 1995 to correct this imbalance.

We are still ahead of where we were this time last year. Sales for the first six months were up 13 percent; earnings for the first half of the year were up 2 percent, and unit volume essentially was flat. Our continued strong performance in Europe and the Pacific, the improving product mix of our overall portfolio and ongoing productivity gains all are indications that we are following the right strategies. Given these factors, I continue to believe that Rohm and Haas will exceed last year's earnings performance.

On July 24th, the Board of Directors approved an 11 percent increase in the dividend paid on common stock, from 37 to 41 cents per share.

(J. LAWRENCE WILSON)
J. Lawrence Wilson                                          August 8, 1995
Chairman

                  MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 1995 VERSUS
SECOND QUARTER 1994

Second quarter 1995 earnings were $87 million and earnings per common share were $1.26, down 8% from last year's earnings of $95 million and $1.37 per common share. Net sales of $1,042 million were an all-time quarterly high, up 10% from last year's results. Though volume decreased 1%, excluding the sale of the styrene butadiene latex business, sales were higher due to a higher-priced product mix, 3% higher selling prices and a boost from 13% stronger European currencies and a 22% stronger Japanese yen. Higher raw material prices, which increased 27% over the prior-year period, a slowdown in the U.S. economy, higher manufacturing costs and costs associated with monomer production problems at the Houston plant resulted in lower earnings.

Polymers, Resins and Monomers earnings were $38 million, down 32% from the prior-year period. Excluding the effect of the sale of the styrene butadiene latex business, sales increased 10%, due to a higher-priced product mix, higher selling prices and stronger currencies in Europe and Japan. However, volume was down 1% due to the slowdown in the U.S. economy, particularly in the construction and automotive markets. This resulted in lower shipments during the quarter for architectural coatings, construction products and specialty industrial polymers. Demand remained strong in the European and Asian markets. Higher raw material prices, costs associated with monomer production problems and production variances hurt earnings.

Plastics reported earnings of $20 million, up 33% from 1994. Sales were up 15% on flat volume, reflecting higher selling prices and stronger European currencies. The large increase in raw material prices negatively impacted earnings. Demand for Plastics Additives products weakened in North America due to the slowdown in the construction market, but continued to be strong in Europe. AtoHaas North America reported increased shipments of molding resins to Europe and Asia. AtoHaas Europe reported strong profits compared to breakeven results in the prior-year period.

Performance Chemicals recorded earnings of $18 million, up 20% compared to last year's second quarter earnings. Sales increased 16% due to 4% higher volume and a higher-priced product mix. Shipley, the company's electronic chemicals business, reported double-digit volume growth in all regions and strong increases in sales and earnings. Ion Exchange Resins had volume gains in all regions, but depressed selling prices, higher raw material prices and production variances resulted in a loss for the quarter.

Agricultural Chemicals earnings of $18 million were down slightly from the second quarter of 1994. Softness in demand and increased competitive activity led to reduced volume for Dithane fungicide. However, sales increased 7% reflecting increased sales of newer, higher-priced insecticides and herbicides.

The second quarter gross profit margin decreased to 33% from 37% in 1994. Raw material prices were up 27% over last year's second quarter, excluding the effect of currencies. The slowdown in the U.S. economy, production variances and costs associated with monomer production problems at the company's plant in Houston, Texas also hurt margins.

Selling, administrative and research expenses increased 5%, largely due to stronger currencies in Europe and Japan. Interest expense decreased $3 million due to higher capitalization of interest expense as part of construction in progress. Affiliate earnings of $4 million were significantly higher than the prior-year period. The AtoHaas affiliates reported strong earnings compared to breakeven results in 1994. Other income, net, was $3 million compared to other expense of $1 million in the second quarter of 1994 due to a gain on the sale of technology.

SIX MONTHS 1995 VERSUS
SIX MONTHS 1994

Earnings for the first six months were $166 million, up 2% from last year's earnings of $162 million. Earnings per common share were $2.39, up 3% compared with the 1994 period. The 1995 results were reduced by a $17 million after-tax charge for additional potential liability related to the cleanup of the Whitmoyer waste site. Absent this charge, earnings would have increased 13%. Net sales of $2,027 million were 13% higher than 1994 due to 3% higher volume, excluding the sale of the styrene butadiene latex business, 3% higher selling prices, a higher-priced product mix, 11% stronger European currencies and a 16% stronger Japanese yen. Earnings were hurt by 28% higher raw material prices.

Polymers, Resins and Monomers earnings of $86 million were down 7% from 1994. Sales increased 13% and volume increased 3%, excluding the effect of the sale of the styrene butadiene latex business. Most business units reported good volume increases in Europe and Asia. Volume in North America was hurt by the slowdown in the construction and automotive markets. Higher raw material prices and costs associated with monomer production problems more than offset the benefits of higher selling prices, a higher-priced product mix and stronger foreign currencies.

Plastics recorded earnings of $38 million, up 27% from $30 million in 1994. Volume increased 3% and sales were up 16%, reflecting higher selling prices and stronger European currencies. Earnings were hampered by the large increase in raw material prices. Plastics Additives reported lower

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volume in North America caused by a production outage during the first quarter and the slowdown in the construction market during the second quarter. AtoHaas North America reported increased volume for molding resins in the European and Pacific regions. AtoHaas Europe reported strong earnings for the six-month period compared to a small loss in 1994.

Performance Chemicals reported earnings of $35 million, $9 million higher than last year's earnings. The 16% increase in sales reflects 5% higher volume, a higher-priced product mix and stronger currencies in Europe and Japan. Petroleum Chemicals had lower volume in North America due to the loss of a major customer in 1994. Shipley recorded strong increases in volume, sales and earnings. Biocides had good volume growth in North America and Europe. The Ion Exchange Resins business reported significantly lower losses due to increased volume and the strong Japanese yen. Selling prices still remained depressed and higher raw material prices hurt results for this business unit.

Agricultural Chemicals earnings were $39 million, up 5% versus 1994. Sales were up 9%, though volume decreased 6% due to increased sales of newer, higher-priced insecticides and herbicides. The volume decline is due to lower shipments of Dithane fungicide caused by softness in demand and increased competition. The benefits of a more profitable product mix and stronger currencies in Europe and Japan were somewhat offset by higher raw material prices and increased operating costs.

Corporate expenses totaled $32 million, compared to $23 million in 1994. The 1995 period includes a charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. Interest expense was lower in 1995 due to higher capitalization of interest as part of construction in progress.

The gross profit margin for the first six months was 34% compared to 37% in the prior period. Margins declined due to 28% higher raw material prices, higher production costs and costs associated with monomer production problems.

Selling, administrative and research expenses were down 1% compared to 1994, excluding the effect of stronger currencies. The decrease reflects the benefit of continuing productivity improvements. Interest expense of $20 million was $6 million lower than last year, due to higher capitalization of interest as part of construction in progress. Affiliate earnings of $5 million reflect a substantial improvement from earnings of $1 million reported last year, primarily due to earnings from the AtoHaas affiliates in 1995 compared to a small loss in 1994. Other expense, net, was $36 million, up from $7 million last year. The current year includes a $26 million charge for additional potential liability related to the Whitmoyer waste site.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $38 million, down $89 million from the 1994 year-end balance. Accounts receivable were up $206 million during the first six months, reflecting higher sales and a normal seasonal pattern. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 42% at the end of June, compared with 44% at year-end 1994.

Fixed asset additions during the first half of 1995 totaled $165 million. Increased spending reflects the acceleration of the new acrylic acid expansion at Houston, Texas, as well as spending for a new Biocides production facility at Bayport, Texas and the Lone Star emulsion facility at Houston, Texas. Spending for the full year is estimated to be in the range of $400 million.

On July 20, 1995, a lawsuit was filed against the company and other defendants, seeking class action certification for property damage, personal injury and medical monitoring allegedly related to contamination of the Lipari landfill, nearby streams and Lake Alcyon in Pitman, New Jersey. The company believes it has substantial defenses to this lawsuit; it is too early to determine what financial impact, if any, it may have.

On July 24, 1995, the board of directors approved an 11% increase in the quarterly dividend on common shares from 37 cents to 41 cents per share. The board also declared a regular quarterly dividend of $.6875 per preferred share. Both dividends are payable September 1, 1995, to stockholders of record on August 4, 1995.

On July 31, 1995, the company completed the sale of its Plaskon
Electronic Materials subsidiary to Amoco Corporation. Plaskon makes molding compounds used to encapsulate semiconductors. The sale did not have a material effect on the company's results.

                   ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
-------------------------------------------------------------------------------
SECOND QUARTER 1995 AND 1994
-------------------------------------------------------------------------------

          Polymers,
         Resins and                 Performance   Agricultural
          Monomers     Plastics      Chemicals      Chemicals       Total
        -----------   -----------   -----------   ------------   -------------
        1995   1994   1995   1994   1995   1994    1995   1994   1995     1994
------- -----------   -----------   -----------   ------------   -------------
North
America $320   $320   $ 97   $ 92   $ 91   $ 89    $ 50   $ 41   $  558 $  542
------- -----------   -----------   -----------   ------------   -------------
Europe    87     68     66     50     71     55      50     48      274    221
------- -----------   -----------   -----------   ------------   -------------
Pacific   49     35     13     10     70     56      17     23      149    124
------- -----------   -----------   -----------   ------------   -------------
Latin
America   24     24      6      6      6      6      25     21       61     57
------- -----------   -----------   -----------   ------------   -------------
Total   $480   $447   $182   $158   $238   $206    $142   $133   $1,042 $  944
------- -----------   -----------   -----------   ------------   -------------


FIRST SIX MONTHS 1995 AND 1994

North
America $615   $592   $197   $183   $180   $171    $ 82   $ 74   $1,074 $1,020
------- -----------   -----------   -----------   ------------  --------------
Europe   166    128    125     97    131    107     109     98      531    430
------- -----------   -----------   -----------   ------------  --------------
Pacific   95     68     27     19    132    104      52     51      306    242
------- -----------   -----------   -----------   ------------  --------------
Latin
America   49     46     12     11     12     11      43     40      116    108
------- -----------   -----------   -----------   ------------  --------------
Total   $925   $834   $361   $310   $455   $393    $286   $263   $2,027 $1,800
------- -----------   -----------   -----------   ------------  --------------

6

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PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-------------------------------------------------------------------------------
                                 Percent        CUSTOMER             Percent
BUSINESS GROUP                   Change         LOCATION             Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers      (4)          North America          (9)
Plastics                           (1)          Europe                  7
Performance Chemicals               4           Pacific                18
Agricultural Chemicals            (10)          Latin America           1
-------------------------------------------------------------------------------
Worldwide                          (3)          Worldwide              (3)
-------------------------------------------------------------------------------






CURRENT SIX MONTHS RELATIVE TO YEAR-EARLIER SIX MONTHS
-------------------------------------------------------------------------------
                                 Percent        CUSTOMER             Percent
BUSINESS GROUP                   Change         LOCATION             Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers      --           North America          (5)
Plastics                            3           Europe                  9
Performance Chemicals               5           Pacific                23
Agricultural Chemicals             (6)          Latin America           6
-------------------------------------------------------------------------------
Worldwide                          --           Worldwide              --
-------------------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1995       1994         1995       1994
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Polymers, Resins and Monomers          $38        $56         $ 86       $ 92
Plastics                                20         15           38         30
Performance Chemicals                   18         15           35         26
Agricultural Chemicals                  18         19           39         37
Corporate                               (7)       (10)         (32)       (23)
---------------------------------------------------------   -------------------
      Total                            $87        $95         $166       $162
---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                          $49        $62         $ 96       $105
Europe                                  32         27           64         49
Pacific                                  9         11           29         22
Latin America                            4          5            9          9
Corporate                               (7)       (10)         (32)       (23)
---------------------------------------------------------   -------------------
      Total                            $87        $95         $166       $162
---------------------------------------------------------   -------------------
Corporate includes non-operating items such as interest income and expense.




ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                           SECOND            FIRST
GROSS PROFIT                               QUARTER         SIX MONTHS
                                         ------------    --------------
Selling prices*                            $ .65            $ 1.14
Physical volume and product mix              .12               .40
Raw material costs*                         (.57)            (1.14)
Other manufacturing costs*                  (.30)             (.11)
-----------------------------------------------------    ---------------
     Increase (decrease) in gross profit    (.10)              .29
-----------------------------------------------------    ---------------
OTHER CAUSES
Selling, administrative and
   research expenses*                       (.09)             (.08)
Interest expense                             .03               .06
Share of affiliate earnings                  .04               .06
Certain waste disposal site cleanup costs     --              (.25)
Other                                        .01              (.02)
-----------------------------------------------------    ---------------
     Decrease from other causes             (.01)             (.23)
-----------------------------------------------------    ---------------
Increase (decrease) in per-share earnings  $(.11)            $ .06
-----------------------------------------------------    ---------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

8

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1995        1994          1995       1994
                                -----------------------------------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $ 1,042     $   944        $ 2,027   $ 1,800
Cost of goods sold                    701         593          1,329     1,132
--------------------------------------------------------   --------------------
Gross profit                          341         351            698       668

Selling and administrative
   expense                            156         147            301       291
Research and development
   expense                             47          47             92        94
Interest expense                       11          14             20        26
Share of net earnings
   of affiliates                        4           1              5         1
Other expense (income), net            (3)          1             36         7
--------------------------------------------------------   --------------------
Earnings before income taxes          134         143            254       251
Income taxes                           47          48             88        89
--------------------------------------------------------   --------------------
NET EARNINGS                      $    87     $    95        $   166   $   162
Less preferred stock dividends          2           2              4         4
--------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $    85     $    93        $   162   $   158
--------------------------------------------------------   --------------------

PER COMMON SHARE:
Net earnings                      $  1.26     $  1.37        $  2.39   $  2.33
Common dividends                  $   .37     $   .35        $   .74   $   .70

Average number of common shares
   outstanding (000's)             67,613      67,721         67,646    67,696
--------------------------------------------------------   --------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                                             Six Months Ended
                                                                 June 30,
                                                         ----------------------
                                                            1995        1994
                                                         ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES                      (Millions of dollars)
                                                         ----------------------
Net earnings                                               $ 166        $ 162
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                           119          114
      Deferred income taxes                                   19           31
      Accounts receivable                                   (206)        (221)
      Inventories                                             13          (36)
      Accounts payable                                       (14)           3
      Other working capital changes, net                     (20)          48
      Other, net                                              32           12
-------------------------------------------------------------------------------
      Net cash provided by operating activities              109          113
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment                  (165)        (122)
Proceeds from the sale of facilities and investments          24            3
-------------------------------------------------------------------------------
      Net cash used by investing activities                 (141)        (119)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury shares                                  (13)          --
Proceeds from issuance of long-term debt                      18           34
Repayments of long-term debt                                 (97)          (6)
Net change in short-term borrowings                           67           (3)
Payment of dividends                                         (52)         (50)
Other, net                                                    21           14
-------------------------------------------------------------------------------
      Net cash used by financing activities                  (56)         (11)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash                       (1)           1
-------------------------------------------------------------------------------
      NET DECREASE IN CASH AND CASH EQUIVALENTS            $ (89)       $ (16)
-------------------------------------------------------------------------------
See notes to consolidated financial statements.

10

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Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                           JUNE 30,   December 31,   June 30,
                                             1995         1994         1994
                                        ---------------------------------------
ASSETS                                            (Millions of dollars)
                                        ---------------------------------------
Current assets:
   Cash and cash equivalents                $   38       $  127      $   19
   Receivables, net                            885          679         825
   Inventories (note d)                        472          487         430
   Prepaid expenses and other assets           157          147         168
-------------------------------------------------------------------------------
      Total current assets                   1,552        1,440       1,442
-------------------------------------------------------------------------------
Land, buildings and equipment                4,044        3,969       3,819
Less accumulated depreciation                2,054        2,009       1,930
-------------------------------------------------------------------------------
      Net land, buildings and equipment      1,990        1,960       1,889
-------------------------------------------------------------------------------
Other assets                                   489          461         452
-------------------------------------------------------------------------------
                                            $4,031       $3,861      $3,783
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                            $  154       $  157      $   90
   Accounts payable and accrued
      liabilities                              661          699         619
   Accrued income taxes                         81           76          52
-------------------------------------------------------------------------------
      Total current liabilities                896          932         761
-------------------------------------------------------------------------------
Long-term debt                                 640          629         722
Other liabilities                              741          680         734

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                           133          134         135
   Common stock: shares issued--78,652,380     197          197         197
   Additional paid-in capital                  151          151         151
   Retained earnings                         1,720        1,606       1,556
-------------------------------------------------------------------------------
                                             2,201        2,088       2,039
   Less: Treasury stock (note f)               333          323         319
   Less: ESOP shares                           154          156         159
   Other equity adjustments                     40           11           5
-------------------------------------------------------------------------------
      Total stockholders' equity             1,754        1,620       1,566
-------------------------------------------------------------------------------
                                            $4,031       $3,861      $3,783
-------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1994.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $30 million and $8 million for the six months ended June 30, 1995 and 1994, respectively. The charge in the 1995 period includes additional accruals in the first quarter related to the Whitmoyer waste site. At June 30, 1995, the reserves for remediation were $184 million and probable insurance recoveries were $72 million.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $80 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:

    (Millions of dollars)
                                   JUNE 30,    Dec. 31,     June 30,
                                     1995        1994         1994
                                   --------    --------     --------
Finished products and
    work in process                  $345        $378         $323

Raw materials and
    supplies                          127         109          107
                                     ----        ----         ----
Total inventories                    $472        $487         $430
                                     ----        ----         ----

(E) The number of preferred shares issued and outstanding were:

    June 30, 1995                     2,668,855
    December 31, 1994                 2,676,515
    June 30, 1994                     2,700,963

(F) The number of common treasury shares were:

    June 30, 1995                    11,134,046
    December 31, 1994                10,960,614
    June 30, 1994                    10,905,772




Dithane is a trademark of Rohm and Haas Company.

                          APPENDIX TO EXHIBIT 20

             (Pursuant to Part 232.304(a) of Regulation S-T)

  Graphic                      Description/Cross Reference
-----------     ----------------------------------------------------------
Cover             Company name with globe and words "Second Quarter '95"

Pie Charts        Description included in introduction to Exhibit 20
                  (not incorporated by reference)